(ATTACHMENT XI)

MINUTES OF THE EXTRAORDINARY GENERAL MEETING OF TELEMIG CELULAR PARTICIPACOES
S.A.

RESOLUTIONS:

(1) To rectify and ratify the wording of the Minutes of the Extraordinary / Annual / Extraordinary General Meeting of the Company (AGE/AGO/AGE) held on April 29, 2002 in view of the slip in the wording of item (i) of the resolutions passed at the Extraordinary General Meeting, in which the amount of the profit reserve capitalization was stated incorrectly. The General Meeting therefore unanimously resolves to rectify and ratify the item of the Minutes of the AGE/AGO/AGE held on April 29, 2002 that deals with the capitalization of the Company's profit reserve ("Extraordinary General Meeting - item (i), page 10/13), which shall henceforth have the following wording:

"(i) To approve the proposal of the Senior Management to capitalize the profit reserve. Capitalization of the profit reserve, in the amount of thirty-four million four hundred and eighty-one thousand four hundred and ninety-four Reais and forty-eight centavos (R$ 34,481,494.48) was unanimously approved, with Previ, Petros and the BB Funds abstaining from voting."